SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
 (Amendment No. 3)

Under the Securities Exchange Act of 1934

FieldPoint Petroleum Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

316570100

(CUSIP Number)

2390530 Ontario Inc
Natale Rea (2013) Trust
c/o Derrick Divetta
9200 Weston Rd.
Piazza Villagio
P.O. Box 92030
Vaughan, Ontario
L4H 3J3
Canada
(905) 833-2265
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)

Willkie Farr & Gallagher LLP Michael De Voe Piazza, Esq. 600 Travis Street, Suite 2310 Houston, Texas 77002 (713) 510-1776	Willkie Farr & Gallagher LLP Adam Turteltaub, Esq. 787 Seventh Avenue New York, NY 1001 (212) 728-8129
May 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON 2390530 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 744,212 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 744,212 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,212 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 984332106	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Natale Rea (2013) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 744,212 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 744,212 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,212 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.          Security and the Issuer

This Amendment No. 3 (“Amendment No. 2”) amends the statement on Schedule 13D previously filed on August 21, 2015 (the “Original Schedule 13D”), Amendment No. 1 filed on September 24, 2015 (“Amendment No. 1”) and Amendment No. 2 filed on October 13, 2015 “Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). The Schedule 13D relates to the shares of Common Stock of FieldPoint Petroleum Corporation (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.          Identity and Background

Item 2 of the Schedule 13D is hereby supplemented to provide the following indentity and background information regarding 2390530 Ontario Inc. (“2390530” and, collectively with the Rea Trust, the “Reporting Persons”):

(a)  2390530 is a corporation incorporated under the laws of the Province of Ontario, Canada.

(b)  The principal business address of the Reporting Persons is 9200 Weston Rd., Piazza Villagio. P.O. Box 92030, Vaughan, Ontario, L4H 3J3, Canada.

(c)  The principal business of 2390530 is to own the Shares (as such term is defined in Item 5(a) of this Schedule 13D) of the Issuer reported herein.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  2390530 is organized under the laws of Ontario, Canada.

2390530 is a wholly-owned subsidiary of the Rea Trust.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

The aggregate amount of funds used by 2390530 to purchase the additional 90,820 shares of Common Stock reported herein by the Reporting Persons was $73,461.94. All purchases of these shares of Common Stock were made in open market transactions. The source of funds used in connection with the purchase of these shares of Common Stock were advances to 2390530 from its affiliate, Holdings.

Item 5.          Interest in Securities of the Issuer.

Items 5(a), and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)          As of the date of this Schedule 13D, the Reporting Persons beneficially own shares of Common Stock, all of which are directly held by 2390530 (the “Shares”).  The Shares represent approximately 8.4% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 8,890,101 shares of Common Stock outstanding as of March 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2016.

(b)          Each of the Reporting Persons shares voting and dispositive power over the Shares.

(c)          Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons. 653,392 Shares reported herein as owned by 2390530 were transferred to 2390530 by 2352007 more than 60 days prior to the date hereof. As of the date hereof, 2352007 does not beneficially own any Shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2016	2390530 Ontario Inc.

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

Dated: May 4, 2016	Natale Rea (2013) Family Trust

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

SCHEDULE I
This Schedule sets forth information with respect to each purchase of Shares which was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price Per Share ($)
April 27, 2016	6,740	$0.63
May 4, 2016	3,500	$0.849